UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 4 September 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228
DEALINGS IN SECURITIES BY DIRECTORS
Name of director: G Briggs
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
On market purchase of
ordinary shares
Date: 3 September 2012
Class of Securities: Ordinary Shares
Purchase price per share: R69.0000
Ordinary shares purchased: 14 347
Total Value of purchase R 989 943.00
Nature and extent of
directors interest:
Direct beneficial
Name of director: F Abbott
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
On market purchase of
ordinary shares
Date: 31 August 2012
Class of Securities: Ordinary Shares
Purchase price per share: R67.3388
Ordinary shares purchased: 73 900
Total Value of purchase R 4 976 337.32
Nature and extent of
directors interest:
Direct beneficial
Prior clearance was obtained in respect of the above
dealings by the directors.
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 82 888 1242 (mobile)
Johannesburg, South Africa
4 September 2012
Sponsor:
J P Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 4, 2012
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director